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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F X           Form 40-F
                                 ---                    ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                        Yes                   No  X
                           ---                   ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                         Yes                  No X
                            ---                 ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                   No X
                            ---                  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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Endesa Sells Its 11.64% Stake in Agbar for EUR 238 Million

    NEW YORK--(BUSINESS WIRE)--May 6, 2004--Endesa (NYSE:ELE)

    -- The transaction, which the exit from Aguas de Barcelona's share capital, represents capital gains before taxes of EUR 102 million.

    Endesa (NYSE:ELE) has communicated today to the CNMV (Spanish Stock Market Authority) the sale of its 16,981,864 shares of Sociedad General de Aguas de Barcelona, S.A. ("Agbar"), representing approximately 11.64% of the share capital to Spanish institutional investors.
    The transaction has been materialised at an average price of EUR
14.02 per share, resulting in total proceeds of EUR 238 million.
    The sale, which has been executed through Invercaixa Valores, has resulted in EUR 102 million capital gains before taxes, representing 75% above the book value.
    Last March 10th, Endesa communicated to the CNMV its intention to dispose its 11.64% stake in Aguas de Barcelona, as part of its Strategic Plan that contemplates the disposal of non-core assets.

    CONTACT: Endesa
             David Raya, North America Investor Relations Office,
             212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ENDESA, S.A.

Dated: May 6th, 2003       By: /s/ David Raya
                              --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations